UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ }Form 20-F [X]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 1997

Read Instructions (on back page) Before Preparing Form. Please Print or
Type.

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s)to which the notification relates:


PART I - REGISTRANT INFORMATION

All-State Properties L.P.
Full Name of Registrant


Former Name if Applicable
                            Mailing Address:
5500 NW 69th Avenue    P.O. Box 5524, Fort Lauderdale, FL 33310-5524
Address of Principal executive Officer (Street and Number)

Lauderhill, FL 33319
City, State and Zip Code


PART II - RULES 12b-25(b) and (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reasons described in reasonable detail in Part III of this form could

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.






SEC 1344 (9-88)





PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Financial and other data necessary to complete the Registrant's form 10-Q for the fiscal quarter ended December 31, 1997 could not be compiled within the prescribed time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stanley Rosenthal                954               572-2112
          (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]Yes [
]No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
                                                                [ ]Yes
[X]No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      All-State Properties L.P.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacity and on the date indicated.


Date       February 11, 1998             By  Stanley Rosenthal, General
Partner
     ______________________________


INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.















ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal
Violations (See 18 U.S.C. 1001)



GENERAL INSTRUCTIONS

(1) This Form is required by Rule 12B-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.

(2) One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

(3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

(4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. This Form shall be clearly identified as an amendment notification.